Filed pursuant to Rule 433

Registration No. 333-232691

This Free Writing Prospectus is being filed to correct a transposition error in the EDGAR version of the Pricing Term Sheet. The original version of this Free Writing Prospectus, filed on March 31, 2020, incorrectly identified the Make-Whole Spread for the 2050 Notes as 30 basis points. The Make-Whole Spread for the 2050 Notes is 50 basis points, as reflected below. No other changes have been made to the original version of this Free Writing Prospectus.

B.A.T CAPITAL CORPORATION

Pricing Term Sheet

$2,400,000,000

$900,000,000 4.700% Notes due 2027

$1,000,000,000 4.906% Notes due 2030

$500,000,000 5.282% Notes due 2050

March 30, 2020

Issuer:	B.A.T Capital Corporation

Guarantors:	British American Tobacco p.l.c. B.A.T. International Finance p.l.c. B.A.T. Netherlands Finance B.V. Reynolds American Inc.

Security Title:	4.700% Notes due 2027 (the “2027 Notes”) 4.906% Notes due 2030 (the “2030 Notes”) 5.282% Notes due 2050 (the “2050 Notes” and, together with the 2027 Notes and the 2030 Notes, the “Notes”)

Ranking:	Senior and Unsubordinated

Form:	SEC-Registered Global Notes

Principal Amount:	$900,000,000 for the 2027 Notes $1,000,000,000 for the 2030 Notes $500,000,000 for the 2050 Notes

Maturity Date:	April 2, 2027 for the 2027 Notes April 2, 2030 for the 2030 Notes April 2, 2050 for the 2050 Notes

Interest Rate:	4.700% per annum for the 2027 Notes 4.906% per annum for the 2030 Notes 5.282% per annum for the 2050 Notes

Benchmark Treasury:	0.625% due March 31, 2027 for the 2027 Notes 1.500% due February 15, 2030 for the 2030 Notes 2.375% due November 15, 2049 for the 2050 Notes

Benchmark Treasury Price and Yield:	100-16+ / 0.550% for the 2027 Notes 108-02 / 0.656% for the 2030 Notes 126-28 / 1.282% for the 2050 Notes

Spread to Benchmark Treasury:	+415 bps for the 2027 Notes +425 bps for the 2030 Notes +400 bps for the 2050 Notes

Yield to Maturity:	4.700% for the 2027 Notes 4.906% for the 2030 Notes 5.282% for the 2050 Notes

Day Count Convention:	30/360 (or, in the case of an incomplete month, the number of days elapsed)

Business Day Convention:	Following, Unadjusted

Price to Public:	100.000% for the 2027 Notes 100.000% for the 2030 Notes 100.000% for the 2050 Notes

Net Proceeds to Issuer (before Expenses):	$896,400,000 for the 2027 Notes $995,500,000 for the 2030 Notes $495,625,000 for the 2050 Notes

Interest Payment Dates:	Semi-annually in arrears on April 2 and October 2 of each year, commencing on October 2, 2020

Interest Payment Record Dates:	The close of business on the fifteenth calendar day preceding each Interest Payment Date, whether or not such day is a Business Day

Optional Redemption:

The Issuer may redeem the Notes in whole or in part, at its option, at any time and from time to time before the applicable Par Call Date (as set out in the table below) at a redemption price equal to the greater of (x) 100% of the principal amount of the series of Notes to be redeemed and (y) as determined by the Independent Investment Banker (as defined in the Prospectus), the sum of the present values of the applicable Remaining Scheduled Payments (as defined in the Prospectus) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed) at the Treasury Rate (as defined in the Prospectus), plus the applicable Make-Whole Spread (as set out in the table below) together with accrued and unpaid interest on the principal amount of the series of Notes to be redeemed to, but excluding, the date of redemption.

The Issuer may redeem a series of the Notes on or after the applicable Par Call Date at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

	Series	Par Call Date	Make-Whole Spread
	2027 Notes	February 2, 2027	50 basis points
	2030 Notes	January 2, 2030	50 basis points
	2050 Notes	October 2, 2049	50 basis points

Trade Date:	March 30, 2020

Expected Settlement Date:	April 2, 2020 (T+3)

Expected Ratings:	Baa2 (Moody’s) / BBB+ (S&P)

CUSIP:	05526D BP9 for the 2027 Notes 05526D BN4 for the 2030 Notes 05526D BQ7 for the 2050 Notes

ISIN:	US05526DBP96 for the 2027 Notes US05526DBN49 for the 2030 Notes US05526DBQ79 for the 2050 Notes

Governing Law:	State of New York

Listing and Trading:	Application will be made to list the Notes on the New York Stock Exchange. No assurance can be given that such application will be granted.

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC Santander Investment Securities Inc.

Bookrunners:	Bank of China Limited, London Branch Commerz Markets LLC SMBC Nikko Securities America, Inc. UniCredit Capital Markets LLC

Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. SG Americas Securities, LLC Standard Chartered Bank

Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

It is expected that delivery of the Notes will be made against payment therefor on or about April 2, 2020, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the securities initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

Bank of China Limited, London Branch, as an underwriter, will only offer and sell Notes in non-U.S. jurisdictions, and it will not offer and sell any of the Notes in or from the United States or to any resident of the United States.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority (FINRA).

The Issuer and the Guarantors have filed a registration statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Issuer and the Guarantors have filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the Offering will arrange to send you the Prospectus if you request it by calling Barclays Capital Inc. toll-free at +1 888 603 5847, BofA Securities, Inc. toll-free at +1 800 294 1322, Citigroup Global Markets Inc. toll-free at +1 800 831 9146, Mizuho Securities USA LLC toll-free at +1 866 271 7403 or Santander Investment Securities Inc. toll-free at +1 855 403 3636.

This Pricing Term Sheet is only being distributed to and is only directed at persons who are located outside the United Kingdom or persons who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom, or “FSMA”) in connection with the issue or sale of any Notes may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Accordingly, by accepting delivery of this Pricing Term Sheet, the recipient warrants and acknowledges that it is such a relevant person. The Notes are available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. No part of this Pricing Term Sheet should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of the Issuer. The Notes are not being offered or sold to any person in the United Kingdom, except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the FSMA.

Prohibition of sales to European Economic Area (“EEA”) and United Kingdom (“UK”) retail investors: The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”), (ii) a customer within the meaning of Directive 2016/97/EU (as amended the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the debt securities described in the attached prospectus supplement or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling such debt securities or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

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